The Shift Film
Published by Brock Heasley · 4h ·

FINAL DAY to express your interest in investing at angel.com/theshift . Join us tonight for what is promising to be a very exciting livestream!

Legal makes us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



LIVESTREAM
Wednesday October 27 · 5pm PDT
LAST CHANCE TO EXPRESS INTEREST
Brock Heasley
Writer and Director
Erin Heasley
Brock Heasley's wife
Jordan Harmon
VP of Originals and Growth at Angel Studios
Orlando J. Gomez
Producer
the

TODAY AT 5 PM

Last Chance to Express Interest in The Shift!

35 Going · 177 Interested

Set Up Live Video



The Shift Film
Published by Brock Heasley · October 22 at 12:46 PM ·

Did you see this? 😲😲 The number of pledges is rising so fast and so quickly we completely missed the moment when we passed $2M and here we are now at $2.1M!

It really, REALLY feels like there's some interest in making this movie happen. And why? Because we need better Christian movies and stories. It's just that simple.

Learn more and see where we're at now at angel.com/theshift

Please note that we are not accepting investment at this time. We are only gauging interest to help us decide if we should open another round of crowdfunding.

Legal makes us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

The Shift

Movie | Offering: Reservation

2,536 BACKERS

$2,100,838 PLEDGED

Previous Rounds:

1,656 BACKERS

$729,000 RAISED

EXPRESS INTEREST



The Shift Film

Published by Brock Heasley · October 17 at 6:16 PM ·

😲🎉 Over $1M in pledges looks like a lot of interest to us!

Want to be notified if another round of crowdfunding is opened? Be sure and go to angel.com/theshift and let us know!

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



the
SHIFT
a film by BROCK HEASLEY

The Shift

Movie | Offering: Reservation

1,268 BACKERS

$1,022,484 PLEDGED

Previous Rounds:

1,656 BACKERS

$729,000 RAISED

EXPRESS INTEREST